UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*
                            COLONIAL COMMERCIAL CORP.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                           (Title of Class Securities)

                            COMMON STOCK: 195621 40 4
                                 (CUSIP Number)

                                  July 29, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  RULE 13D-1(C)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

.. . . . . . . . . . . . . . . .


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Cusip No. 195621 40 4                       13G                      Page 2 of 5


1.
                 Name of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only).

                 Rita C. Folger

2.
                 Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)

                 (b)

3.
                 SEC Use Only

4.
                 Citizenship or Place of Organization

                   U.S.A.

                 5.
                     Sole Voting Power

                       478,719 shares of Common Stock (1)
                 6.
                     Shared Voting Power

  NUMBER OF            -0-
   SHARES
BENEFICIALLY     7.
  OWNED BY           Sole Dispositive Power
    EACH
  REPORTING            478,719 shares of Common Stock (1)
 PERSON WITH:
                8.

                     Shared Dispositive Power

                       -0-

9.
                Aggregate Amount Beneficially Owned by Each Reporting Person

                  478,719 shares of Common Stock (1)

10.
                Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  /X/
11
                Percent of Class Represented by Amount in Row (9)
                  11.39%
12.             Type  of Reporting Person (See Instructions)
                  IN


-------------
(1) Consists of 445,325 shares of Common Stock, 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share and 61 shares of Common Stock issuable upon conversion of 61 shares of Convertible Preferred Stock.


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Cusip No. 195621 40 4                       13G                      Page 3 of 5


Item 1.

    (a) Name of Issuer

      Colonial Commercial Corp.


    (b) Address of Issuer's Principal Executive Offices

      120 New South Road
      Hicksville, NY 11801

Item 2.

    (a) Name of Person Filing

      Rita C. Folger

    (b) Address of Principal Business office or, if None, Residence

      c/o Oscar D. Folger
      521 Fifth Avenue, 24th Floor
      New York, New York 10175

    (c) Citizenship

      U.S.A.

    (d) Title of Class Securities

      Common Stock, $.05 par value

    (e) CUSIP Number: 195621 40 4

Item 3. If this statement is filed pursuant to Sec.Sec.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)     [ ]     Broker  or  dealer  registered  under  Section  15  of  the
Exchange Act;

     (b)     [ ]     Bank  as  defined  in  Section 3(a)(6) of the Exchange Act;

     (c)     [ ]     Insurance  company  as  defined  in Section 3(a)(19) of the
Exchange Act;

     (d)     [ ]     Investment  company  registered  under  Section  8  of  the
Investment Company Act;

     (e)     [ ]     An  investment  adviser  in  accordance  with  Rule
13d-1(b)(1)(ii)(E);

     (f)     [ ]     An  employee  benefit  plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g)     [ ]     A  parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h)     [ ]     A  savings  associations  as defined in Section 3(b) of the
Federal Deposit


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Cusip No. 195621 40 4                       13G                      Page 4 of 5


Insurance Act;

     (i)     [ ]     A  church  plan  that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)     [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

      (a)  Amount beneficially owned: 478,719 shares of Common Stock (2)

      (b)  Percent of class: 11.39%

      (c)  Number of shares as to which the person has:

           (i) Sole power to vote or direct the vote: 478,719 shares of Common Stock (2)

           (ii) Shared power to vote or to direct the vote: -0-

           (iii) Sole power to dispose or to direct the disposition of: 478,719 shares of Common Stock (2)

           (iv) Shared power to dispose or to direct the disposition of: -0-


        Oscar D. Folger, who is my husband, owns an option to purchase 5,000 shares of Common Stock that is currently exercisable. I disclaim beneficial ownership of these shares pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934.

Item 5. Ownership of Five Percent or Less of a Class.

     Not Applicable


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable

Item 8. Identification and Classification of Members of the Group.

     Not Applicable

Item 9. Notice of Dissolution of Group.

     Not Applicable.

-------------------------------------
(2)
Consists of 445,325 shares of Common Stock, 33,333 shares of Common Stock issuable at any time upon conversion of a $100,000 Convertible Note at a conversion price of $3 per share and 61 shares of Common Stock issuable upon conversion of 61 shares of Convertible Preferred Stock.


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Cusip No. 195621 40 4                       13G                      Page 5 of 5


Item 10.    Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 12, 2005

                                               /s/ Rita C. Folger
                                               ------------------------
                                               Rita C. Folger
                                               ------------------------
                                               Name/Title


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